FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2022

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

•	On December 9, 2022, Enel Chile concluded the sale of its subsidiary Enel Transmisión Chile to Sociedad Transmisora Metropolitana SpA (a company 100% controlled by Inversiones Grupo Saesa Ltda.). Enel Chile received US$ 1,399 million for its 99.09% shareholding and also received Ch$ 172,370 million for the outstanding debt of Enel Transmisión Chile with Enel Chile.

•	On December 19, 2022, Enel Chile’s subsidiary Enel Generación Chile signed an agreement with Shell introducing amendments, primarily related to the volume of gas, to the existing contract. The contract amendments involved a US$ 520 million payment to Enel Generación Chile, which was entirely paid by Shell and booked as operational revenue in 2022. The respective reduction in Enel Generación Chile’s gas quantity is a portion of the total projected gas surplus after fulfilling the Company’s gas commitments.

•	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 1,252,082 million profit as of December 2022, significantly more than the Ch$ 85,154 million, booked as of December 2021, mainly explained by the sale of Enel Transmisión Chile, in addition to greater electricity and gas sales, and the additional revenue from the agreement with Shell in the Company’s Generation business. Net income for Q4 2022 reached a Ch$ 1,102,640 million profit, which represents an improvement when compared to the Ch$ 36,751 million profit booked in Q4 2021, mainly due to the sale of Enel Transmisión Chile and the agreement with Shell. Also during Q4 2022, thermal generation projects were impaired as a consequence of the Company’s decarbonization strategy and hydroelectric and geothermal projects were impaired due to new market conditions, which altogether amounted to Ch$ 52,800 million.

•	When excluding the extraordinary effects primarily related to the sale of Enel Transmisión Chile, the Group´s decarbonization strategy, and the expenses of the Group’s digitalization strategy booked in 2021, the Company’s net income increased 334.1% to Ch$ 651,374 million as of December 2022, compared to the Ch$ 150,060 million adjusted net income as of December 2021. When making the same adjustments to quarterly figures, net income for Q4 2022 reached Ch$ 466,729 million compared to Ch$ 73,014 million in Q4 2021.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

•	Operating revenues increased 73.6% to Ch$ 4,956,432 million as of December 2022, when compared to December 2021, mainly due to higher physical energy sales and a higher average sales price when expressed in Chilean pesos in both the Generation and Distribution and Networks business segments, in addition to greater gas sales and the revenue from the agreement with Shell in the Generation business. Operating revenues for Q4 2022 increased 119.4% to Ch$ 1,744,085 million, primarily explained by the increase in electricity and gas sales in the Generation business and the additional revenue from the agreement with Shell.

•	Procurement and services costs amounted to Ch$ 3,399,524 million as of December 2022, representing a 69.0% increase, when compared to the same period of 2021, primarily related to higher electricity purchase costs due to both greater physical purchases and a higher average purchase price in both the Generation and Distribution and Networks businesses, and also greater costs of gas sales, and higher fuel consumption costs due to greater thermal electricity dispatch and higher commodity prices in the Generation business. Procurement and services costs during Q4 2022 followed a similar trend, increasing from Ch$ 547,060 million in Q4 2021 to Ch$ 840,473 million in Q4 2022.

•	As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 1,174,203 million as of December 2022, a 124.9% increase when compared to December 2021. When excluding the extraordinary effects, Enel Chile’s EBITDA increased 117.5% to Ch$ 1,278,552 million. During Q4 2022, EBITDA increased Ch$ 591,803 million to Ch$ 759,574 million when compared to Q4 2021. When excluding extraordinary effects, EBITDA for Q4 2022 reached Ch$ 812,374 million compared to Ch$ 192,099 million adjusted EBITDA for Q4 2021.

•	Financial results improved Ch$ 38,120 million to a Ch$ 118,939 million expense as of December 2022 when compared to December 2021, mainly explained by greater financial income and a greater profit from exchange rate differences. Quarterly financial results for Q4 2022, on the other hand, reached a Ch$ 48,505 million financial expense, which represents a Ch$ 13,426 million negative variation when compared to Q4 2021, primarily due to greater financial expenses.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

•	Within the framework of the Company’s Just Energy Transition Strategy, on September 30, 2022, its subsidiary Enel Generación Chile permanently disconnected Unit 2 (350 MW) of its Bocamina power plant facility located in the city of Coronel, the last of two thermal generation units leading Enel Chile to become the first coal-free electricity generation company in Chile. After the disconnection of Bocamina, the Company met the challenge assumed in 2019 by signing the National Decarbonization Agreement, 18 years earlier than initially committed.

•	At Enel Chile’s Investor Day that took place in late November 2022, the Company presented its new goal to reach <105gCO2eq/kWh CO2 emissions by 2025. The Company also committed to be, not only carbon neutral by 2040, but to reach zero emissions by 2040.

•	Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), added 805 MW net capacity during 2022, mainly solar power, in addition to the 854 MW added in 2021. The Company therefore continues to move forward with its renewable project portfolio that seeks to increase installed power capacity in 1.9 GW by 2025.

•	On January 31, 2023, Enel Chile was named to the global Bloomberg Gender Equality Index 2022 for the second consecutive year for reaffirming its commitment to diversity and inclusion by implementing initiatives to close the gender gap in the energy industry and advance in sustainable development. This index includes 45 countries and for the first time included companies headquartered in Luxemburg, Ecuador and Kuwait.

•	In terms of ESG ratings, Enel Chile was highlighted for the second time by Carbon Disclosure Project (CDP) for mitigating risks related to climate change and improved its rating from “B” to “A-”. Also, Enel Chile was acknowledged once again for being among the highest ranked, obtaining 88/100 points, in three categories of the Dow Jones Sustainability Index (Emerging Markets, Pacific Alliance Integrated Markets and Chile).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation in 2022 grew by 16.7% to 22,215 GWh (+3,181 GWh) mainly explained by greater hydroelectric generation, higher dispatch of combined cycle power plants and greater solar electricity generation. Net electricity generation during Q4 2022 amounted to 5,695 GWh, which is 8.9% (+463 GWh) higher than the figure for Q4 2021, mainly due to greater hydroelectric and solar generation.

•	Physical energy sales amounted to 32,120 GWh as of December 2022, 13.8% (+3,906 GWh) more than the previous year, mainly explained by higher sales to regulated customers and unregulated customers, the latter primarily related to new unregulated contracts. During Q4 2022, physical electricity sales increased 9.2% (+683 GWh) to 8,132 GWh mainly due to higher sales to regulated customers and spot market sales.

•	Operating revenues reached Ch$ 3,877,759 million as of December 2022, a 98.5% increase when compared to December 2021, primarily due to additional revenue from the Shell agreement, higher physical energy sales and a higher average energy sales price when expressed in Chilean pesos in addition to higher gas sales. During Q4 2022, operating revenues increased 161.8% to Ch$ 1,408,564 million.

•	Procurement and services costs increased 91.0% to Ch$ 2,573,293 million as of December 2022, mainly explained by higher electricity purchase costs due to both higher physical purchases and a higher average purchase price, higher gas sales costs, and higher fuel consumption costs due to greater thermal electricity dispatch and higher commodity prices. In Q4 2022, procurement and services costs amounted to Ch$ 579,502 million, 62.0% more than Q4 2021.

•	Other expenses increased 54.2% to Ch$ 195,667 million as of December 2022, mainly explained by the impairment of thermal generation projects as expected considering the Group’s decarbonization strategy, and also the impairment of hydroelectric and geothermal projects that will not be carried out due to new market conditions, which altogether amounted to Ch$ 52,800 million booked in Q4 2022.

•	As a result of the factors previously mentioned, our Generation business segment’s EBITDA as of December 31, 2022, increased 151.7% to Ch$ 1,059,793 million when compared to 2021. During Q4 2022, EBITDA reached Ch$ 721,409 million, a significant improvement when compared to Ch$ 126,063 million for Q4 2021.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

	Cumulative			Quarterly
Physical Data	Dec-22	Dec-21	% Change	Q4 2022	Q4 2021	% Change

Total Sales (GWh)	32,120	28,214	13.8%	8,132	7,449	9.2%
Total Generation (GWh)	22,215	19,034	16.7%	5,695	5,232	8.9%

Distribution & Networks

•	Physical sales increased 2.9% (+484 GWh) to 17,152 GWh as of December 2022, when compared to 2021, mainly explained by greater sales to residential customers and greater tolls revenue. During Q4 2022, on the other hand, physical sales decreased 7.7% (-323 GWh) when compared to Q4 2021 to 3,893 GWh, mainly due to lower sales to industrial customers and the deconsolidation of Enel Transmisión Chile’s business since its sale to Sociedad Transmisora Metropolitana S.p.A.

•	The number of customers of our Distribution and Networks business grew 2.0% to 2,079,639 during 2022, mainly residential customers. Energy losses improved 1.4% from 5.2% in December 2021 to 5.1% in December 2022.

•	Operating revenues reached Ch$ 1,454,722 million as of December 2022, 21.0% higher than the figure for 2021, mainly due to a higher average sales price when expressed in Chilean pesos related to the higher exchange rate and higher physical sales. During Q4 2022, operating revenues followed a similar trend increasing 14.5% to Ch$ 383,321 million due to a higher average sales price mostly related to the higher exchange rate.

•	Procurement and services costs increased 22.6% to Ch$ 1,194,700 million, mainly due to higher energy purchase costs as a consequence of the higher average purchase price when expressed in Chilean pesos and also higher physical energy purchases needed to satisfy greater electricity demand. During Q4 2022, procurement and services costs increased 14.7% to Ch$ 318,510 million, mainly due to a higher average purchase price.

•	Consequently, EBITDA of the Distribution and Networks business increased 29.4% to Ch$ 159,856 million as of December 2022. On a quarterly basis, EBITDA increased 1.7% from Ch$ 40,584 million in Q4 2021 to Ch$ 41,263 million in Q4 2022, which includes booking the sale of Enel Transmisión Chile that took place in early December 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

	Cumulative			Quarterly
Physical Data	Dec-22	Dec-21	% Change	Q4 2022	Q4 2021	% Change

Total Sales (GWh)	17,152	16,668	2.9%	3,893	4,216	(7.7%)
Number of Customers	2,079,639	2,038,181	2.0%	2,079,639	2,038,181	2.0%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company decreased US$ 344 million to US$ 4,660 million as of December 2022, when compared to the balance as of December 2021. This variation is due to the prepayment of all disbursements of Enel Chile’s committed credit lines with Enel Finance International (US$ 950 million) and Nova-Scotia and Mizuho (US$ 300 million) drawn from September 2021 until August 2022.

The prepayments are listed below:

-	US$ 50 million credit line with EFI disbursed in September 2021.
-	US$ 200 million credit line with EFI disbursed in October 2021.
-	US$ 300 million credit line with EFI (US$ 200 million disbursed in February 2022 and US$ 100 million disbursed in March 2022).
-	US$ 300 million credit line with Nova-Scotia and Mizuho (US$ 150 million disbursed in April 2022 and US$ 150 million disbursed in May 2022).

-	US$ 150 million credit line with EFI (US$ 100 million disbursed in June 2022 and US$ 50 million disbursed in July 2022).
-	US$ 250 million credit line with EFI disbursed in August 2022.

In addition, a US$ 30 million bank loan granted by Banco Interamericano de Desarrollo to EGP Chile was due and paid in November 2022, a US$400 million bank loan granted by EFI to Enel Chile and the respective interest rate swaps (IRS) were due and paid in December 2022, and US$42 million of Enel Generación Chile’s H and M bonds were also amortized.

These transactions were offset by the 2022 disbursements listed above (US$ 1,000 million), the new debt granted by the European Investment Bank to Enel Chile for US$ 294 million, and a US$ 84 million increase in leasing liabilities (IFRS 16).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 1,023 million.
-	Undisbursed committed credit lines : US$ 390 million.

The average cost of Enel Chile’s debt declined from 4.4% as of December 2021, to 4.1% as of December 2022.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has implemented policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 295 million and US$ 852 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in February 2022. These accounts receivables are to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that changed the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On August 2, 2022, Law 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a customer protection mechanism to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bill during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences, and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a State guarantee to expire in December 2032.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year and will expire on December 31, 2032. The amount accumulated in excess of the US$ 1,350 million fund established in Law 21,185 is subject to this new mechanism created by Law 21,472.

>	To comply with the latest amendments to Electricity Law 4/2016 issued by the Ministry of Economy, Development and Reconstruction stating that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the spin-off of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business.

The sale of Enel Transmisión Chile S.A.:

>	On July 28, 2022, Enel Chile signed a Stock Purchase Agreement agreeing to sell its entire 99.09% ownership share of Enel Transmisión Chile S.A. to Sociedad Transmisora Metropolitana SpA, controlled by Inversiones Saesa Ltda. (the Sale). The Sale and subsequent transfer of shares was subject to certain conditions precedent, which included the approval of the transaction by Chile’s National Economic Prosecutor’s Office, Fiscalía Nacional Económica (“FNE” in its Spanish acronym) as established by Law 211/1973. Pursuant to Securities Market Law 18,045, the Sale was to be carried out as a Public Tender Offer of 100% of Enel Transmisión Chile S.A. shares.

On December 9, 2022, the Company informed that the conditions precedent previously mentioned had been satisfied and therefore the Sale and the Bylaw amendments, which had been approved by the Extraordinary shareholders meeting of Enel Transmisión Chile S.A held on October 27, 2022, that divided the company’s share capital into two classes of shares, had become effective that day.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We conduct our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,408 MW[1] net installed capacity as of December 31, 2022. Generation business assets are diversified with a high proportion of renewable energy, which represents 76% of Enel Chile’s total net installed capacity. The Company has 3,508 MW of hydroelectric power, 2,050 MW thermal power that operates using gas or fuel oil, 2,042 MW solar generation capacity, 725 MW wind power installed capacity, and 83 MW geothermal power installed capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of December 31, 2022, and 2021:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Dec-22	Dec-21	% Change	Q4 2022	Q4 2021	% Change	Dec-22	Dec-21

Sistema Eléctrico Nacional (SEN)	32,120	28,214	13.8%	8,132	7,449	9.2%	41.7%	37.7%

Distribution & Networks Segment

Our Distribution and Networks business is conducted by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies that supply regulated customers in Chile.

[1] Includes the additional 805 MW capacity added during 2022, the sale of Diego de Almagro power plant (-23.8 MW), the retirement of Bocamina 2 (-320 MW), the adjustment of Abanico power plant capacity (-42.8 MW), and the increase in capacity of Tal Tal TG power plants (+2.6 MW), Sauzal power plant (+0.5 MW) and Cerro Pabellón (+14.0 MW). Additional capacity: when the first circuit of a wind turbine/photovoltaic park is connected to the grid and begins to generate electricity and all wind turbines/photovoltaic parks are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

The following chart summarizes the physical information of our Distribution and Networks[2] business segment for the period ended December 31, 2022, and 2021:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Dec-22	Dec-21	% Change	Q4 2022	Q4 2021	% Change	Dec-22	Dec-21

Distribution & Networks Business	17,152	16,668	2.9%	3,893	4,216	(7.7%)	5.14%	5.21%

Other Information	Dec-22	Dec-21	% Change

Number of Customers	2,079,639	2,038,181	2.0%
Customers/Employees	3,543	3,116	13.7%

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of December 31, 2022, and 2021:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Dec-22	Dec-21	Dec-22	Dec-21	Dec-22	Dec-21

Generation:	2,618,967	1,803,203	(385,597)	(313,440)	2,233,370	1,489,763
Regulated customers	1,171,460	831,362	(349,269)	(299,009)	822,191	532,353
Non regulated customers	1,246,259	907,578	(36,328)	(14,431)	1,209,931	893,147
Spot market	201,248	64,263	-	-	201,248	64,263
Distribution & Networks:	1,321,848	1,095,485	-	-	1,321,848	1,095,485
Residential	732,865	597,631	-	-	732,865	597,631
Commercial	362,208	293,443	-	-	362,208	293,443
Industrial	109,084	99,516	-	-	109,084	99,516
Other	117,691	104,895	-	-	117,691	104,895
Less: Consolidation adjustments	(385,597)	(313,440)	-	-	-	-

Total Energy sales	3,555,218	2,585,248	(385,597)	(313,440)	3,555,218	2,585,248

Million Chilean pesos variation in Ch$ and %	969,970	37.52%	-	-	969,970	37.52%

[2] Considers the physical sales of Enel Transmisión Chile until December 9, 2022, when the sale of Enel Chile’s entire 99.09% shareholding of such company became effective.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q4 2022	Q4 2021	Q4 2022	Q4 2021	Q4 2022	Q4 2021

Generation:	730,175	526,371	(66,735)	(93,908)	663,440	432,463
Regulated customers	339,771	224,223	(56,117)	(87,209)	283,654	137,014
Non regulated customers	290,027	292,366	(10,618)	(6,699)	279,409	285,667
Spot market	100,377	9,782	-	-	100,377	9,782
Distribution & Networks:	333,752	306,562	8,398	-	342,150	306,562
Residential	183,182	160,783	-	-	183,182	160,783
Commercial	100,171	82,773	-	-	100,171	82,773
Industrial	26,681	28,238	-	-	26,681	28,238
Other	23,718	34,768	8,398	-	32,116	34,768
Less: Consolidation adjustments	(58,337)	(93,908)	-	-	-	-

Total Energy sales	1,005,590	739,025	(58,337)	(93,908)	1,005,590	739,025

Million Chilean pesos variation in Ch$ and %	266,565	36.07%	-	-	266,565	36.07%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of December 31, 2022, reached a Ch$ 1,252,082 million profit, a Ch$ 1,166,928 million increase when compared to 2021. Regarding the results of Q4 2022, net income attributable to the shareholders of Enel Chile reached a Ch$ 1,102,640 million profit, Ch$ 1,065,889 million more than Q4 2021.

The following chart compares the cumulative and quarterly figures of each item of the income statement as of December 31, 2022, and 2021:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-22	Dec-21	Change	% Change	Q4 2022	Q4 2021	Change	% Change

REVENUES	4,956,432	2,855,230	2,101,202	73.6%	1,744,085	794,850	949,234	119.4%
Sales	4,379,000	2,829,682	1,549,318	54.8%	1,270,440	795,332	475,108	59.7%
Other operating revenues	577,432	25,547	551,885	N/A	473,645	(482)	474,126	N/A
PROCUREMENT AND SERVICES	(3,399,524)	(2,011,305)	(1,388,219)	69.0%	(840,473)	(547,060)	(293,413)	53.6%
Energy purchases	(1,885,218)	(1,296,992)	(588,226)	45.4%	(451,665)	(355,644)	(96,021)	27.0%
Fuel consumption	(587,064)	(374,869)	(212,195)	56.6%	(99,305)	(123,521)	24,216	(19.6%)
Transportation expenses	(295,520)	(151,738)	(143,782)	94.8%	(92,426)	(34,652)	(57,774)	166.7%
Other variable procurement and service cost	(631,722)	(187,706)	(444,016)	N/A	(197,077)	(33,243)	(163,834)	N/A
CONTRIBUTION MARGIN	1,556,908	843,924	712,984	84.5%	903,611	247,790	655,821	N/A
Other work performed by entity and capitalized	44,570	31,157	13,412	43.1%	17,056	11,282	5,774	51.2%
Employee benefits expense	(158,239)	(163,345)	5,106	(3.1%)	(40,301)	(34,752)	(5,548)	16.0%
Other fixed operating expenses	(269,035)	(189,551)	(79,484)	41.9%	(120,792)	(56,549)	(64,244)	113.6%
GROSS OPERATING INCOME (EBITDA)	1,174,203	522,185	652,018	124.9%	759,574	167,771	591,803	N/A
Depreciation and amortization	(238,273)	(210,928)	(27,345)	13.0%	(63,308)	(56,318)	(6,989)	12.4%
Impairment loss (Reversal) for applying IFRS 9	(22,025)	(18,765)	(3,260)	17.4%	(4,786)	(8,963)	4,177	(46.6%)
OPERATING INCOME (EBIT)	912,357	259,594	652,764	N/A	689,932	69,591	620,341	N/A
FINANCIAL RESULT	(118,939)	(157,060)	38,120	(24.3%)	(48,505)	(35,079)	(13,426)	38.3%
Financial income	50,415	26,420	23,994	90.8%	5,800	8,765	(2,965)	(33.8%)
Financial costs	(193,618)	(174,043)	(19,575)	11.3%	(50,156)	(37,254)	(12,903)	34.6%
Gain (Loss) for indexed assets and liabilities	5,863	5,898	(35)	(0.6%)	(2,434)	3,023	(5,457)	(180.5%)
Foreign currency exchange differences, net	18,401	(15,334)	33,736	N/A	(1,714)	(9,613)	7,899	(82.2%)
OTHER NON-OPERATING RESULTS	985,263	13,315	971,948	N/A	981,382	12,790	968,593	N/A
Net Income from other investments	981,171	10,137	971,033	N/A	981,073	10,032	971,041	N/A
Net Income from sale of assets	811	-	811	N/A	-	-	-	N/A
Share of profit (loss) of associates accounted for using the equity method	3,281	3,177	104	3.3%	309	2,757	(2,448)	(88.8%)
NET INCOME BEFORE TAXES	1,778,681	115,849	1,662,832	N/A	1,622,810	47,302	1,575,508	N/A
Income Tax	(469,697)	(15,139)	(454,558)	N/A	(484,406)	(5,474)	(478,933)	N/A

NET INCOME	1,308,984	100,710	1,208,274	N/A	1,138,403	41,828	1,096,575	N/A
Shareholders of the parent company	1,252,082	85,154	1,166,928	N/A	1,102,640	36,751	1,065,889	N/A
Non-controlling interest	56,902	15,556	41,345	N/A	35,763	5,077	30,686	N/A

Earning per share (Ch$ /share)*	18.10	1.23	16.87	N/A	15.94	0.53	15.41	N/A

(*) As of December 31, 2022 and December 31, 2021 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

EBITDA

Consolidated EBITDA of Enel Chile as of December 31, 2022, amounted to Ch$ 1,174,203 million, equivalent to a Ch$ 652,018 million increase when compared to 2021. This improvement is primarily explained by higher electricity sales in both Generation and Distribution and Networks businesses, in addition to the additional revenue received from the agreement with Shell and greater gas sales, partially offset by higher operating costs due to greater energy purchases in our Generation and Distribution and Networks businesses, higher gas costs of sales, and higher fuel consumption costs.

Consolidated EBITDA for Q4 2022 amounted to Ch$ 759,574 million, a Ch$ 591,803 million increase when compared to Q4 2021, mainly explained by the improved operating results of our Generation business.

Cumulative and quarterly operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended December 31, 2022, and 2021, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Dec-22	Dec-21	Change	% Change	Q4 2022	Q4 2021	Change	% Change

Generation business revenues	3,877,759	1,953,288	1,924,471	98.5%	1,408,564	538,113	870,451	161.8%
Distribution & Networks business revenues	1,454,722	1,201,833	252,889	21.0%	383,321	334,845	48,476	14.5%
Less: consolidation adjustments and other activities	(376,049)	(299,891)	(76,157)	25.4%	(47,800)	(78,108)	30,307	(38.8%)
Total Consolidated Revenues	4,956,432	2,855,230	2,101,202	73.6%	1,744,085	794,850	949,234	119.4%

Generation business costs	(2,573,293)	(1,346,982)	(1,226,312)	91.0%	(579,502)	(357,653)	(221,850)	62.0%
Distribution & Networks business costs	(1,194,700)	(974,858)	(219,843)	22.6%	(318,510)	(277,709)	(40,801)	14.7%
Less: consolidation adjustments and other activities	368,469	310,534	57,935	18.7%	57,539	88,302	(30,763)	(34.8%)
Total Consolidated Procurement and Services Costs	(3,399,524)	(2,011,305)	(1,388,219)	69.0%	(840,473)	(547,060)	(293,413)	53.6%

Personnel Expenses	(49,005)	(58,265)	9,259	(15.9%)	(10,245)	(11,086)	842	(7.6%)
Other expenses by nature	(195,667)	(126,899)	(68,767)	54.2%	(97,408)	(43,310)	(54,098)	124.9%
Total Generation business	(244,672)	(185,164)	(59,508)	32.1%	(107,653)	(54,397)	(53,256)	97.9%
Personnel Expenses	(22,503)	(31,954)	9,450	(29.6%)	(5,159)	(2,512)	(2,647)	105.4%
Other expenses by nature	(77,663)	(71,488)	(6,174)	8.6%	(18,390)	(14,040)	(4,350)	31.0%
Total Distribution & Networks business	(100,166)	(103,442)	3,276	(3.2%)	(23,549)	(16,552)	(6,997)	42.3%
Less: consolidation adjustments and other activities	(37,867)	(33,133)	(4,734)	14.3%	(12,836)	(9,070)	(3,765)	41.5%

EBITDA, by business segment
Generation business EBITDA	1,059,793	421,142	638,651	151.7%	721,409	126,063	595,345	N/A
Distribution & Networks business EBITDA	159,856	123,534	36,322	29.4%	41,263	40,584	679	1.7%
Less: consolidation adjustments and other activities	(45,446)	(22,490)	(22,955)	102.1%	(3,097)	1,124	(4,221)	N/A

TOTAL ENEL CHILE CONSOLIDATED EBITDA	1,174,203	522,185	652,018	124.9%	759,574	167,771	591,803	N/A

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Generation Business EBITDA

EBITDA of our Generation Business Segment reached Ch$ 1,059,793 million as of December 31, 2022, a Ch$ 638,651 million increase when compared to December 31, 2021. EBITDA of this business segment during Q4 2022 increased Ch$ 595,345 million when compared to the same quarter of 2021.

The main variables that explain this result are described below:

▪	Operating revenues as of December 31, 2022, amounted to Ch$ 3,877,759 million, which represents a Ch$ 1,924,471 million, or 98.5% increase when compared to 2021, mainly due to the following:

>	Greater energy sales amounting to Ch$ 822,493 million, mainly explained by: (i) a positive price effect in Chilean pesos for Ch$ 571,143 million primarily related to the depreciation of the local currency / US dollar exchange rate during the period; and (ii) +3,906 GWh greater physical sales amounting to Ch$ 250,065 million due to greater physical sales to regulated customers (+1,796 GWh), unregulated customers (+1,335 GWh) primarily related to new customer contracts, and spot market sales (+775 GWh); and (iii) higher ancillary services revenue for Ch$ 47,091 million related to safety and service quality. These effects were partially offset by lower revenue from commodity hedges for Ch$ 45,806 million.

>	Higher other operating revenues for Ch$ 556,421 million, mainly explained by: (i) a Ch$ 460,715 million increase in revenue related to the agreement signed by Enel Generación Chile with Shell in December 2022 mainly changing the volume of gas of the original supply contract; (ii) greater revenue from commodity derivatives for Ch$ 59,692 million; and (iii) greater regasification services revenue for Ch$ 29,740 million.

>	Greater other sales for Ch$ 542,477 million, mainly due to greater gas sales for Ch$ 542,290 million.

During the Q4 2022, operating revenues amounted to Ch$ 1,408,564 million, which represents a Ch$ 870,451 million increase when compared to the same quarter of 2021. This variation is mainly explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

>	A Ch$ 205,508 million increase in energy sales mainly explained by: (i) a positive effect in the average sales price when expressed in Chilean pesos for Ch$ 156,407 million; (ii) a +682 GWh increase in physical sales (+447 GWh to regulated customers, +480 GWh on the spot market and -245 GWh to unregulated customers) equivalent to Ch$ 24,620 million; and (iii) greater ancillary services and other services revenue for Ch$ 25,607 million.

>	Higher other sales for Ch$ 190,976 million, mainly due to an increase in gas sales revenue for Ch$ 190,904 million.

>	Greater other operating revenues for Ch$ 471,309 million, mainly due to: (i) a Ch$ 460,715 million increase in revenue related to the agreement signed with Shell in December 2022; and (ii) greater regasification services revenue for Ch$ 7,194 million.

▪  Operating costs reached Ch$ 2,573,293 million as of December 31, 2022, a Ch$ 1,226,312 million increase when compared to 2021 due to the following:

>	A Ch$ 442,179 million increase in energy purchases, mainly greater physical energy purchases on the spot market (+604 GWh) and from other electricity generation companies (+121 GWh) mostly needed to satisfy greater electricity demand of regulated and unregulated customers, and also a higher average purchase price due to electricity market conditions.

>	A Ch$ 425,655 million increase in other variable procurement and services costs mainly due to: (i) higher gas commercialization cost of sales for Ch$ 408,644 million; and (ii) higher commodity hedging costs for Ch$ 10,105 million.

>	A Ch$ 212,195 million increase in fuel consumption costs mainly due to: (i) higher gas consumption costs for Ch$ 188,183 million, primarily related to greater gas-fired electricity generation and a higher average gas purchase price; (ii) higher fuel oil consumption costs amounting to Ch$ 17,792 million due to a higher average purchase price ; and (iii) a Ch$ 4,232 million increase in impairment losses on coal inventories and Ch$ 410 million on diesel oil inventories, both related to Bocamina II coal-fired power plant impaired during the second quarter of 2020 and disconnected in September 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

>	A Ch$ 146,283 million increase in transportation costs mainly due to: (i) higher tolls amounting to Ch$ 92,499 million primarily related to higher Tariff Revenue costs (“IT” in its Spanish acronym) as a consequence of higher marginal costs; (ii) higher gas regasification costs for Ch$ 43,670 million; and (iii) higher gas transportation costs for Ch$ 10,123 million.

Operating costs during Q4 2022 reached Ch$ 579,502 million, a Ch$ 221,850 million increase when compared to the same quarter of 2021, mainly due to the following:

>	Higher other variable procurement and services costs for Ch$ 159,568 million, explained by: (i) greater gas commercialization cost of sales for Ch$ 162,463 million, and (ii) higher commodity hedging derivative costs for Ch$ 3,847 million. These effects were partially offset by lower thermal power plant emissions tax for Ch$ 7,831 million.

>	A Ch$ 54,146 million increase in transportation costs, mainly explained by: (i) higher tolls for Ch$ 43,436 million, (ii) higher regasification costs for Ch$ 8,905 million; and (iii) higher gas transportation costs for Ch$ 1,802 million.

>	A Ch$ 33,024 million increase in energy purchases mainly due to higher physical purchases on the spot market (+197 GWh) and from other generation companies (+21 GWh), in addition to a higher average purchase price.

The above-mentioned effects were partially offset by the following:

>	Lower fuel consumption costs for Ch$ 24,888 million, mainly due to (i) a Ch$ 23,429 million decrease in impairment losses on coal inventories; and (ii) a Ch$ 19,618 million decrease in coal consumption costs. These effects were partially offset by: (i) higher commodity hedging derivative costs for Ch$ 12,064 million; and (ii) higher fuel oil consumption costs amounting to Ch$ 6,548 million.

▪  Personnel expenses (after capitalized personnel costs) reached Ch$ 49,005 million as of December 31, 2022, a Ch$ 9,259 million decrease when compared to 2021, mainly due to: (i) a Ch$ 8,351 million reduction in the Company’s restructuring costs related to the Group’s digitalization strategy for 2021-2024; and (ii) greater capitalization of personnel expenses amounting to Ch$ 10,386 million primarily related to new EGP Chile projects. These effects were partially offset by: (i) a Ch$ 6,072 million increase in salaries, mainly related to salary reviews and indexation; (ii) a Ch$ 3,307 million increase in annual performance bonuses and other recurrent expenses; and (iii) a Ch$ 781 million increase in employee collective bargaining related bonuses.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

During Q4 2022, Personnel expenses (after capitalized personnel costs) amounted to Ch$ 10,245 million, a Ch$ 842 million decrease when compared to the same quarter of 2021, mainly explained by greater capitalization of personnel expenses for Ch$ 3,751 million. This effect is partially offset by a Ch$ 2,673 million increase in annual performance bonuses and other recurrent expenses.

▪  Other expenses as of December 31, 2022, amounted to Ch$ 195,667 million equivalent to a Ch$ 68,767 million increase when compared to 2021, mainly explained by: (i) the impairment of thermal, hydroelectric and geothermal generation projects that will not be carried out due to the decarbonization strategy and new market conditions for a total Ch$ 52,800 million; (ii) a Ch$ 9,080 million increase in professional and technical support services primarily related to EGP Chile projects under development and in operation; (iii) a Ch$ 6,386 million increase in maintenance and repair services.

Other expenses in Q4 2022 amounted to Ch$ 97,408 million, a Ch$ 54,098 million increase when compared to the same quarter of 2021, mainly due to: (i) the impairment of thermal, hydroelectric and geothermal generation projects that will not be carried out for a total Ch$ 52,800 million; and (ii) a Ch$ 3,040 million increase in professional and technical support services.

Distribution & Networks Business EBITDA

EBITDA of our Distribution and Networks Business reached Ch$ 159,856 million for the period ended December 31, 2022, a Ch$ 36,322 million, or 29.4%, increase when compared to the previous year. EBITDA for Q4 2022 increased a slight Ch$ 679 million when compared to the same quarter of 2021.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

The main variables that explain this outcome are described below:

•	Operating revenues for the period ended December 31, 2022, amounted to Ch$ 1,454,722 million, a Ch$ 252,889 million increase, equivalent to 21.0% when compared to operating revenues for 2021, mainly due to the following:

>	Higher energy sales revenues amounting to Ch$ 231,214 million, primarily resulting from: (i) a higher average sales price for Ch$ 181,010 million due to a higher exchange rate effect; and (ii) higher physical energy sales (+534 GWh) equivalent to Ch$ 50,204 million, primarily in the residential customer segment.

>	Greater other services revenue for Ch$ 23,010 million, mainly due to higher tolls for Ch$ 33,023 million in the zonal transmission segment. This effect was partially offset by: (i) lower revenue from the construction of customer connections and public lighting for Ch$ 7,291 million; and (ii) lower revenue from other services amounting to Ch$ 2,722 million.

Operating revenues for Q4 2022 amounted to Ch$ 383,321 million, a Ch$ 48,476 million increase, equivalent to 14.5%, when compared to the same quarter of 2021, mainly due to: (i) greater energy sales amounting to Ch$ 37,726 million, primarily resulting from a higher average sales price due to a greater exchange rate effect; (ii) greater other services revenue for Ch$ 7,388 million, mainly higher tolls revenue in the zonal transmission segment.

▪	Operating costs as of December 31, 2022, reached Ch$ 1,194,700 million, a Ch$ 219,843 million, or 22.6%, increase when compared to December 31, 2021, explained by:

>	Higher energy purchases for Ch$ 205,557 million, mainly due to a higher average purchase price for Ch$ 170,948 million, and higher physical purchases (+527 GWh) amounting to Ch$ 34,609 million.

>	Higher other variable procurement and services costs for Ch$ 9,323 million, mainly due to a Ch$ 9,010 million increase in fines that were imposed by the Superintendence of Electricity and Fuel, SEC (in its Spanish acronym).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

>	Higher transportation costs for Ch$ 4,962 million, mainly explained by higher tolls for using of the zonal transmission system resulting from the sale of Enel Transmissión Chile to Saesa Group.

Operating costs for Q4 2022 amounted to Ch$ 318,510 million, a Ch$ 40,801 million increase when compared to Q4 2021, mainly due to: (i) higher energy purchases amounting to Ch$ 36,656 million, primarily resulting from a higher average purchase price for Ch$ 24,571 million, and higher physical energy purchases (+48 GWh) for Ch$ 12,085 million; and (ii) higher transportation costs for Ch$ 4,643 million resulting from the sale of Enel Transmisión Chile to Saesa Group for no longer consolidating operations between Enel Transmisión Chile and Enel Distribución Chile.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 22,503 million for the period ended December 31, 2022, a Ch$ 9,450 million decrease when compared to December 2021, mainly due to: (i) lower restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 8,581 million; (ii) lower employee collective bargaining related bonuses for Ch$ 3,817 million. These effects were partially offset by (i) higher salaries for Ch$ 2,335 million, primarily related to salary reviews and indexation; and (ii) lower capitalization of personnel expenses related to investment projects for Ch$ 829 million.

Personnel expenses (after capitalized personnel costs) for Q4 2022 reached Ch$ 5,159 million, a Ch$ 2,647 million increase when compared to Q4 2021 mainly due to: (i) lower capitalization of personnel expenses related to investment projects for Ch$ 1,982 million; and (ii) higher salaries for Ch$ 506 million primarily related to salary reviews and indexation.

▪	Other expenses for the period ended December 31, 2022, reached Ch$ 77,663 million, a Ch$ 6,174 million increase when compared to December 31, 2021, mainly due to higher maintenance and repair costs.

Other expenses for Q4 2022 increased to Ch$ 18,390 million, a Ch$ 4,350 million increase when compared to the same quarter of 2021, mainly due to higher maintenance and repair costs.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the cumulative and quarterly figures of Enel Chile Group EBITDA, Depreciation, Amortization, Impairment expenses and EBIT broken down by segment as of December 31, 2022, and 2021.

	Cumulative Figures (Figures in million Ch$)
	Dec-22			Dec-21
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	1,059,793	(187,738)	872,055	421,142	(198,306)	222,836
Distribution & Networks business	159,856	(76,324)	83,532	123,534	(65,350)	58,183
Less: consolidation adjustments and other activities	(45,446)	2,216	(43,230)	(22,490)	1,064	(21,426)

TOTAL ENEL CHILE CONSOLIDATED	1,174,203	(261,846)	912,357	522,185	(262,592)	259,594

	Quarterly Figures (Figures in million Ch$)
	Q4 2022			Q4 2021
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	721,409	(52,356)	669,053	126,063	(77,003)	49,060
Distribution & Networks business	41,263	(18,373)	22,890	40,584	(20,748)	19,836
Less: consolidation adjustments and other activities	(3,097)	1,087	(2,010)	1,124	(429)	694

TOTAL ENEL CHILE CONSOLIDATED	759,574	(69,642)	689,932	167,771	(98,180)	69,591

Depreciation, amortization, and impairment expenses amounted to Ch$ 261,846 million for the period ended December 31, 2022, a Ch$ 746 million decrease when compared to the previous year. This variation is mainly explained by:

>	Higher depreciation and amortization for Ch$ 27,345 million, mainly related to: (i) greater depreciation and amortization in EGP Chile for Ch$ 19,368 million significantly explained by the exchange rate effect and to a lesser degree by the commissioning of new power plants, mostly solar plants; and (ii) greater depreciation and amortization in the Distribution and Networks business segment for Ch$ 8,362 million, due to the greater amortization of intangible assets related to IT developments for Ch$ 7,887 million, and also the commissioning of investment projects for Ch$ 2,736 million, both in Enel Distribución Chile, partially compensated by lower amortization and depreciation from Enel Transmisión Chile for Ch$ 1,909 million, primarily due to the deconsolidation of Enel Transmisión Chile as of December 9, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

>	Higher accounts receivable impairment losses for Ch$ 3,260 million, mainly due to a Ch$ 2,612 million increase in the Distribution and Networks business segment and a Ch$ 1,301 million increase in the Generation business segment primarily related to higher trade accounts receivables and the projected weaker customer creditworthiness.

The aforementioned was mostly offset by:

>	Lower fixed asset impairment losses for Ch$ 31,351 million, mainly explained by the Ch$ 28,773 million impairment loss of coal-fired power plant Bocamina II booked in 2021, within the context of the Group’s decarbonization strategy.

During Q4 2022, depreciation, amortization, and impairment losses amounted to Ch$ 69,642 million, a Ch$ 28,539 million decrease when compared to the same quarter of 2021, mainly explained by the Ch$ 28,773 million impairment loss of coal-fired power plant Bocamina II booked in Q4 2021.

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative and quarterly consolidated non-operating income as of December 31, 2022, and 2021:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Dec-22	Dec-21	Change	% Change	Q4 2022	Q4 2021	Change	% Change

Financial income	50,415	26,420	23,994	90.8%	5,800	8,765	(2,965)	(33.8%)
Financial costs	(193,618)	(174,043)	(19,575)	11.3%	(50,156)	(37,254)	(12,903)	34.6%
Foreign currency exchange differences, net	18,401	(15,334)	33,736	N/A	(1,714)	(9,613)	7,899	(82.2%)
Gain (Loss) for indexed assets and liabilities	5,863	5,898	(35)	(0.6%)	(2,434)	3,023	(5,457)	N/A
NET FINANCIAL EXPENSE ENEL CHILE	(118,939)	(157,060)	38,120	(24.3%)	(48,505)	(35,079)	(13,426)	38.3%

Net Income from other investments	981,171	10,137	971,033	N/A	981,073	10,032	971,041	N/A
Net Income from Sale of Assets	811	-	811	N/A	-	-	-	N/A
Share of profit (loss) of associates accounted for using the equity method	3,281	3,177	104	3.3%	309	2,757	(2,448)	(88.8%)
OTHER NON-OPERATING RESULTS	985,263	13,315	971,948	N/A	981,382	12,790	968,593	N/A

NET INCOME BEFORE TAXES	1,778,681	115,849	1,662,832	N/A	1,622,810	47,302	1,575,508	N/A
Income Tax	(469,697)	(15,139)	(454,558)	N/A	(484,406)	(5,474)	(478,933)	N/A

NET INCOME OF THE PERIOD	1,308,984	100,710	1,208,274	N/A	1,138,403	41,828	1,096,575	N/A
Attributable to Shareholders of the parent company	1,252,082	85,154	1,166,928	N/A	1,102,640	36,751	1,065,889	N/A
Attributable to Non-controlling interest	56,902	15,556	41,345	N/A	35,763	5,077	30,686	N/A

Financial Result

The consolidated financial result of Enel Chile, as of December 31, 2022, amounted to a Ch$ 118,939 million loss, a Ch$ 38,120 million improvement when compared to the Ch$ 157,060 million loss booked as of December 31, 2021. During Q4 2022, financial result reached a Ch$ 48.505 million loss, which represents a 38.3% loss increase when compared to Q4 2021.

These results are primarily explained by the following:

Financial income increased Ch$ 23,994 million, mainly due to: (i) higher returns on short term fixed income investments amounting to Ch$ 16,639 million; (ii) greater financial income from accounts receivables related to the enactment of the Basic Services Law[3] for Ch$ 3,834 million; (iii) greater financial income related to customer payment plans for Ch$ 2,871 million; and (iv) higher financial income related to the Tariff Stabilization Law 21,285 for Ch$ 2,653 million. The aforementioned was partially compensated by lower financial income from the restatement of dismantling provisions of the power plants that were impaired within the context of the Company’s decarbonization process for Ch$ 3,524 million due to lower interest rates by the end of 2022.

[3] Within the context of the Covid-19 health crisis, on August 5, 2020, Law 21,249 was enacted. It establishes extraordinary measures for customers of utilities and gas suppliers including the option to pay their past due billings in up to 48 installments without paying interest or fines. On May 22, 2021, Law 21,340 was enacted, which extended those conditions until December 2021.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Financial income during Q4 2022 decreased Ch$ 2,965 million when compared to the same quarter of 2021, mainly due to lower financial income from the restatement of dismantling provisions of the power plants that were impaired within the context of the Company’s decarbonization process for Ch$ 13,824 million. This effect was partly offset by: (i) higher returns on short-term fixed income investments amounting to Ch$ 5,666 million, and (ii) greater financial income related to Law 21,285 for Ch$ 4,887 million.

Financial expenses increased Ch$ 19,575 million, primarily explained by: (i) higher financial expenses with related parties for Ch$ 30,715 million due to the new loans obtained from EFI; (ii) higher interest expenses on bonds and bank loans amounting to Ch$ 15,286 million; (iii) higher interest expenses for postponing supplier payments amounting to Ch$ 10,560 million; (iv) higher financial expenses from the restatement of dismantling provisions for Ch$ 8,290 million; (v) higher financial expenses related to taxes on interest payments sent abroad for Ch$ 7,551 million; and (vi) greater other financial costs and expenses for Ch$ 4,780 million. These effects were partially offset by: (i) lower financial expenses on trade accounts receivables factoring for Ch$ 18,306 million, mainly related to the Ch$ 29,721 million reduction in accounts receivables factoring that arise from the Tariff Stabilization Law 21,285; and (ii) lower financial expenses due to greater capitalization of interest amounting to Ch$ 21,779 million, primarily related to the development of non-conventional renewable energy projects and the extension of the construction of Los Cóndores project; (iii) lower financial expenses due to the reduction of accounts receivables resulting from the enactment of the Basic Services Law for Ch$ 9,299 million; and (iv) lower financial expenses related to customer payment plans for Ch$ 8,223 million.

During Q4 2022, financial expenses increased Ch$ 12,903 million when compared to the same quarter of 2021, mainly due to: (i) higher financial expenses with related parties for Ch$ 9,595 million resulting from new loans obtained from EFI; (ii) higher financial expenses related to taxes on interest payments sent abroad for Ch$ 4,194 million; (iii) higher interest expenses for postponing supplier payments for Ch$ 4,012 million; (iv) higher financial expenses from the restatement of dismantling provisions for Ch$ 2,226 million; and (v) higher interest on bonds and bank loans amounting to Ch$ 2,085 million. These effects were partially offset by lower financial expenses due to higher capitalization of interest amounting to Ch$ 9,261 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Income related to indexation decreased Ch$ 35 million, primarily due to: (i) a greater negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 11,042 million; and (ii) less profit from financial asset indexation for Ch$ 2,744 million primarily related to financial debt and derivative instruments. These effects were partly offset by: (i) a Ch$ 12,456 million increase in profit from non-financial asset indexation; and (ii) a Ch$ 1,291 million greater profit from indexation on trade accounts and other accounts receivables.

During Q4 2022, income related to indexation amounted to a Ch$ 5,457 million greater loss when compared to the same quarter of 2021, primarily due to: (i) a higher negative effect caused by IAS 29 on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 10,709 million; and (ii) less profit from financial asset indexation for Ch$ 1,482 million, primarily related to financial debt and derivative instruments. These effects were partly offset by: (i) a Ch$ 6,008 million increase in profit from non-financial asset indexation; and (ii) a Ch$ 705 million greater profit on trade accounts and other accounts payable.

The profit from exchange rate differences increased Ch$ 33,736 million, mainly explained by: (i) a greater positive exchange rate difference effect on accounts payable to related parties for Ch$ 65,524 million related to EFI loans; and (ii) a greater positive exchange rate difference effect on financial debt and derivative instruments for Ch$ 51,185 million. The abovementioned was partially offset by: (i) a higher negative exchange rate differences on trade accounts receivables for Ch$ 71,886 million that include the Ch$ 46,985 million negative effect related to Tariff Stabilization Laws 21,185 and 21,472[4] that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) a higher negative exchange rate difference effect on cash and cash equivalents for Ch$ 10,477 million.

[4] Law 21,185 expired in January 2022, because the US$ 1,350 million limit on regulated customer accounts receivables established by such Law which created a temporary regulated customer tariff stabilization mechanism, was reached in January 2022. Therefore, since February 2022, the short term regulated customer accounts receivables equivalent to the difference between the theoretical prices established by Distribution company contracts and the regulated tariff being billed to final customers were accumulating. On August 2, 2022, Law 21,472 was enacted creating a new tariff stabilization fund and a new temporary electricity tariff stabilization mechanism for regulated customers. The account receivables that exceed the US$ 1,350 million limit established by Law 21,185that was reached in January 2022 are subject to the new mechanism established by Law 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

During Q4 2022, the loss from exchange rate differences decreased Ch$ 7,899 million, when compared to the same quarter of 2021 primarily due to: (i) a greater positive exchange rate difference effect on financial debt and derivative instruments for Ch$ 68,243 million; and (ii) a greater positive exchange rate difference effect on accounts payable to related parties for Ch$ 62,737 million related to new EFI loans. The abovementioned was partially offset by: (i) a higher negative exchange rate difference effect on trade accounts receivables for Ch$ 115,224 million that includes the Ch$ 100,997 million negative effect related to the Tariff Stabilization Laws 21,185 and 21,472; and (ii) a greater negative exchange rate difference effect on trade accounts payable for Ch$ 8,896 million that includes the Ch$ 38,151 million positive effect related to the Tariff Stabilization Laws 21,185 and 21,472.

Other non-operating results

Income from Other investments increased Ch$ 971,033 million in 2022 when compared to 2021, explained by income from the sale of Enel Chile’s entire shareholding in Enel Transmisión Chile for Ch$ 981,857 million, which became effective on December 9, 2022. The outcome of this transaction was offset by the Ch$ 9,969 million income booked in 2021 for the sale by our subsidiary, Enel Generación Chile, of its shareholding of the jointly controlled company Transmisora Eléctrica Quillota Ltda.

In Q4 2022, Income from Other investments increased Ch$ 971,041 million when compared to Q4 2021 for the same reasons described in the paragraph above.

Corporate Taxes

Corporate income tax reached a Ch$ 469,697 million loss as of December 31, 2022, which represents a Ch$ 454,558 million tax expense increase when compared to 2021, primarily explained by: (i) a Ch$ 59,471 million income tax increase due to the Company’s higher profit; (ii) a Ch$ 124,393 million income tax increase due to the additional revenue from the agreement signed by Enel Generación Chile with Shell; and (iii) a Ch$ 311,754 million income tax increase for the profit from the sale of Enel Transmisión Chile S.A. This was partially offset by a Ch$ 35,232 million reduction in income tax due to an increase in price-level restatement losses.

During Q4 2022, Corporate income tax reached a Ch$ 484,406 million loss, which is a Ch$ 478,933 million higher loss when compared to Q4 2021. This variation is primarily due to: (i) a Ch$ 35,893 million income tax increase due to the Company’s higher profit; (ii) a Ch$ 124,393 million income tax increase due to the additional revenue from the agreement signed by Enel Generación Chile with Shell; and (iii) a Ch$ 311,754 million income tax increase related to profit from the sale of Enel Transmisión Chile S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

2.	BALANCE SHEET ANALYSIS

Total Assets of the Company as of December 31, 2022, increased Ch$ 2,365,256 million, when compared to total assets as of December 31, 2021.

ASSETS (Figures in million Ch$)	Dec-22	Dec-21	Change	% Change

Current Assets	3,064,242	1,268,253	1,795,989	141.6%
Non Current Assets	8,801,338	8,232,071	569,267	6.9%

Total Assets	11,865,580	9,500,324	2,365,256	24.9%

Current Assets increased Ch$ 1,795,989 million as of December 31, 2022. The variations in the main categories are presented below:

•	Current trade accounts receivables and other accounts receivables increased Ch$ 821,328 million, mainly explained by: (i) a Ch$ 743,891 million increase in trade accounts receivables (Ch$ 590,344 million from the Generation business and Ch$ 143,091 million from the Distribution and Networks business) of which Ch$ 266,843 million are related to Law 21,472 whose operational implementation is still pending, Ch$ 129,508 million are related to the resettlement of billings to electricity distribution companies that are pending because certain electricity tariff decrees await the implementation of Law 21,472, and the rest due to higher physical sales in both business segments, and a higher average sales prices when expressed in Chilean pesos; (ii) an increase in accounts receivables for advance payments to suppliers for Ch$ 31,585 million; (iii) a Ch$ 29,682 million increase in accounts receivables related to the sale of the shareholding in Sociedad Inversiones K Cuatro S.p.A; and (iv) a Ch$ 12,410 million increase in financial leasing receivables, mainly in Enel X Chile.

•	A Ch$ 565,239 million increase in Cash and cash equivalents, mainly explained by the following cash inflows: (i) customer collections for Ch$ 5,509,393 million that include cash inflows from factoring transactions of both Generation and Distribution and Networks business accounts receivables for Ch$ 1,271,473 million; and (ii) net cashflow from the sale of Enel Transmisión Chile and Enel X Way Chile S.p.A. for a total Ch$ 1,405,057 million. These effects were partly offset by the following cash outflows: (i) supplier payments for Ch$ 4,469,547 million; (ii) purchase of property, plants and equipment for Ch$ 915,693 million; (iii) loan payments to EFI net of loans received for Ch$ 585,664 million; (iv) interest payments for Ch$ 186,962 million; (v) employee related payments for Ch$ 147,549 million; and (vi) other cash outflows for Ch$ 43,796 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

•	Related party accounts receivables increased Ch$ 199,829 million, due to greater accounts receivables from: (i) Enel Global Trading S.p.A. for Ch$ 174,192 million mainly related to commodity derivative transactions; and (ii) Endesa Energía S.A.U. for Ch$ 31,754 million related to gas sales. The aforementioned was partially offset by lower accounts receivables from GNL Chile S.A. related to advance payments for gas purchases amounting to Ch$ 7,054 million.

•	Other non-financial current assets increased Ch$ 125,814 million, mainly explained by a Ch$ 123,138 million increase in the balance of value added tax credits primarily related to higher Enel Generación Chile and Enel X Chile purchases, partially offset by lower prepaid expenses for Ch$ 2,036 million, primarily related to rental expenses.

•	Inventory increased Ch$ 46,668 million, mainly explained by: (i) a Ch$ 26,036 million increase in electrical materials and equipment related to electromobility primarily associated with the electric buses purchased by Enel X Chile during 2022; (ii) a Ch$ 12,548 million increase in the inventory of gas and fuel oil used to generate electricity; and (iii) a Ch$ 8,084 million increase in spare parts and other production inputs.

•	Non-current assets or assets available for sale increased Ch$ 28,602 million mainly property, plant and equipment assets of the Santa Rosa complex where the corporate building of Enel Group in Chile is located[5].

Non-Current Assets increased Ch$ 569,797 million when compared to December 31, 2021. The variations in the main categories are presented below:

•	Property, plant, and equipment increased Ch$ 461,665 million, mainly due to (i) an increase in projects under construction for Ch$ 781,045 million, primarily in the Generation business; (ii) a Ch$ 129,249 million increase in Generation business property, plant and equipment; (iii) a Ch$ 67,587 million increase in network infrastructure; (iv) a Ch$ 32,893 million increase in buildings, land and other immovable facilities; and (v) a Ch$ 25,257 million increase in exchange differences primarily in EGP Chile because its functional currency is the US dollar. The aforementioned was partially offset by: (i) a Ch$ 310,039 million decrease in property, plant and equipment due to the sale of Enel Transmisión Chile; (ii) the period’s depreciation amounting to Ch$ 208,137 million; (iii) a Ch$ 52,800 million higher impairment of thermal, hydroelectric, and geothermal projects in the Generation business that will not be carried out due to the Company’s decarbonization strategy and new market conditions; and (iv) the reclassification of Santa Rosa complex assets as available-for-sale for Ch$ 28,602 million.

[5] On February 1, 2023, Enel Generación Chile signed a sales purchase agreement with Territoria Sant Rosa S.p.A. selling its Santa Rosa building complex. Enel Chile and its subsidiaries, Enel Generación Chile and Enel Distribución Chile, simultaneously sold their movable assets to Territoria Apoquindo S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

•	Non-current trade accounts receivables and other accounts receivables increased Ch$ 175,361 million, mainly explained by: (i) a Ch$ 99,050 million increase in financial leasing receivables mainly greater financial leasing of electric buses that belong to Enel X Chile; and (ii) a Ch$ 75,945 million increase in trade accounts receivables largely explained by an increase of Ch$ 133,653 million related to the application of Law 21,472, partially offset by a Ch$ 60,432 million reduction in invoice factoring.

•	A Ch$ 72,910 million increase in right-of-use assets mainly in the Generation business related to new land rental agreements for new NCRE projects and due to exchange rate differences.

•	Other Non-current financial assets increased Ch$ 20,449 million, mainly hedging derivative transactions for Ch$ 20,460 million, mostly to hedge Enel Generación Chile’s debt.

The aforementioned was partially compensated by:

•	A Ch$ 113,823 million reduction in Deferred tax assets, mainly due to: (i) a decrease in tax losses for Ch$ 44,881 million, of which Ch$ 29,860 million belong to Enel Generación Chile and Ch$ 15,021 million to Enel Chile; and (ii) lower depreciation of fixed assets for Ch$ 71,129 million, mainly in Enel Generación Chile.

•	A Ch$ 37,465 million goodwill reduction, mainly explained by the Ch$ 37,912 million goodwill Enel Chile had in Enel Transmisión Chile whose sale to Saesa Group became effective on December 9, 2022.

•	A Ch$ 11,340 million decrease in Other non-current non-financial assets, mainly explained by a Ch$ 14,195 million decrease in value added tax credits, primarily in EGP Chile, partially offset by water right credits and other non-financial assets for Ch$ 2,855 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Total Liabilities of the Company as of December 31, 2022, including Equity, reached Ch$ 11,865,580 million, a 24.9% increase when compared to total liabilities as of December 31, 2021.

LIABILITIES AND EQUITY (Figures in million Ch$)	Dec-22	Dec-21	Change	% Change

Current Liabilities	3,168,492	2,132,327	1,036,165	48.6%
Non Current Liabilities	4,308,149	4,021,504	286,645	7.1%
Total Equity	4,388,939	3,346,493	1,042,446	31.2%
Attributable to the Shareholders of parent company	4,097,201	3,097,868	999,333	32.3%
Attributable to Non-controlling interest	291,738	248,625	43,114	17.3%

Total Liabilities and Equity	11,865,580	9,500,324	2,365,256	24.9%

Current liabilities increased Ch$ 1,036,165 million. The variations in the main categories are presented below:

•	Current trade accounts payable and other current accounts payable increased Ch$ 765,568 million, primarily due to: (i) a Ch$ 266,348 million increase in accounts payable for energy purchases; (ii) a Ch$ 161,066 million increase in accounts payable for goods and services; (iii) a Ch$ 150,548 million increase in accounts payable for fuel purchases; (iv) a Ch$ 131,960 million increase in dividends payable; (v) a Ch$ 46,692 million increase in accounts payable for the purchase of assets; and (vi) a Ch$ 8,955 million increase in accounts payable to employees and others.

•	Current tax liabilities increased Ch$ 321,188 million, expalined by gretaer income tax due to higher net income in 2022.

•	Other non-financial current liabilities increased Ch$ 16,268 million, mainly due to: (i) greater value added tax debits and other taxes for Ch$ 12,843 million; and (ii) defferred revenue for various services rendered, such as, public lighting, among others, for Ch$ 3,605 million.

The aforementioned was partially compensated by:

•	A Ch$ 58,099 million reduction in Current related party accounts payable, primarily due to a Ch$ 370,799 million reduction in accounts payable to Enel Finance International NV (EFI) for prepaying committed credit lines (US$ 950 million) and amortizing a bank loan (US$ 400 million) that together amount to Ch$ 1,187,698 millon, partially compensated by credit line disbursements in 2022 for Ch$ 602,034 million (US$ 700 million), the Ch$ 42,089 million exchange rate difference effect on debt, and transferring the Ch$ 168,552 million short-term portion of debt to the current liability category. These effects were offset by an increase in Related party accounts payable to: (i) Enel S.p.A for Ch$ 230,034 million, mainly dividends; (ii) Enel Global Trading for Ch$ 39,232 million, mainly related to commodity derivative transactions; (iii) GNL Chile for Ch$ 12,132 million related to gas purchases; (iv) Enel Grids S.r.L. for Ch$ 11,988 million for IT services; (v) Enel Green Power S.p.A. for Ch$ 10,758 million for technical support and engineering services; and (vi) Enel X Way Chile S.p.A. for Ch$ 4,420 million for IT and other services.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

•	Other current financial liabilities decreased Ch$ 19,820 million, mainly explained by: (i) lower bank loans for Ch$ 23,972 million, mainly due to the payment of EGP Chile’s loan obtained from InterAmerican Development Bank for Ch$ 25,389 million (US$30 million); and (ii) a Ch$ 615 million reduction in hedging and non-hedging derivatives. These effects were partially offset by a Ch$ 4,767 miilion increase in bond liabilities, mainly due to indexation.

Non-Current Liabilities increased Ch$ 286,645 million as of December 31, 2022, which is explained by the following:

•	Other non-current financial liabilities increased Ch$ 241,929 million, due to: (i) an increase in bank loans for Ch$ 254,608 million, primarily due to the new Ch$ 251,622 million debt ( US$ 294 million) obtained by Enel Chile from the European Investment Bank; and (ii) a Ch$ 14,998 million increase in bond liabilities primarily explained by the impact of exchange rate differences and indexation, partly offset by the amorization of Enel Generacion Chile’s H and M bonds (US$ 42 million). These effects were partly offset by an increase in hedging and non-hedging derivative liabilities for Ch$ 27,677 million.

•	Other Non-current accounts payable increased Ch$ 128,911 million, mainly Enel Distribución Chile’s greater accounts payable for energy purchases for Ch$ 132,433 million as a result of the Tariff Stabilization Laws 21,285 and 21,472. This effect was partly offset by a Ch$ 3,570 million reduction in accounts payable for the purchase of assets.

•	Non-current rental liabilities increased Ch$ 68,108 million, mainly explained by an increase in Enel Green Power Chile due to land rental agreements related to new projects and due to exchange rate differences.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

These effects were partially offset by:

•	Non-current related party trade accounts payable decreased Ch$ 152,962 million, explained by a reduction in the balance of accounts payable to EFI mainly because the Ch$ 168,552 million short-term portion of the loan was transferred to the current liability category. This effect was mostly offset by the Ch$ 15,017 million debt increase related to exchange rate effects.

Total Equity amounted to Ch$ 4,388,939 million as of December 31, 2022, equivalent to a Ch$ 1,042,446 million increase when compared to December 31, 2021, mainly explained by the following:

Equity attributable to the owners of Enel Chile amounted to Ch$ 4,097,201 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,474,433 million, and Other reserves for negative Ch$ 2,259,335 million.

>	Retained earnings increased Ch$ 871,247 million, mainly due to the period’s Ch$ 1,252,982 million net income, partially compensated by dividend payments for Ch$ 375,625 million.

>	Other reserves increased Ch$ 128,086 million, mainly explained by: (i) greater cash flow hedge reserves for Ch$ 98,354 million; (ii) higher exchange reserves for Ch$ 16,903 million; and (iii) higher other various reserves for Ch$ 12,829 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 291,738 million, which represents a Ch$ 43,114 million increase when compared to the balance as of December 31, 2021, mainly due to: (i) the Ch$ 56,902 million profit of the period; and (ii) higher other comprehensive income for Ch$ 11,117 million. These effects were partially offset by Ch$ 23,365 million in dividend payments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Performance of main financial ratios

RATIO		UNIT	Dec-22	Dec-21	Change	% Change

Liquidity	Liquidity (1)	Times	0.97	0.59	0.38	63.9%
	Acid-test (2)	Times	0.93	0.57	0.36	63.8%
	Working capital	MMCh$	(104,250)	(864,073)	759,823	(87.9%)
Leverage	Leverage (3)	Times	1.70	1.84	(0.14)	(7.4%)
	Short-term debt (4)%		42.4%	34.7%	7.7%	22.1%
	Long-term debt (5)%		57.6%	65.3%	(7.7%)	(11.8%)
	Financial expenses coverage (6)	Times	6.93	2.85	4.08	143.3%
Profitability	Op. income / Op. Revenues	%	18.4%	9.1%	9.3%	102.3%
	ROE (7)%		34.8%	2.6%	32.2%	N/A
	ROA (8)%		12.3%	1.2%	11.1%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of December 31, 2022, reached 0.97 times, a 63.9% positive variation when compared to December 31, 2021. This variation is mainly explained by the increase in current trade accounts receivables due to greater sales and the enactment of Law 21,472, and the increase in cash and cash equivalents primarily related to the sale of Enel Transmisión Chile.

>	Acid test or quick ratio, as of December 31, 2022, was 0.93 times, which represents an 63.8% positive variation when compared to December 31, 2021, for the same reasons described above.

>	Working capital, as of December 31, 2022, amounted to negative Ch$ 104.250 million, a Ch$ 759,823 million positive variation when compared to December 31, 2021, for the same reasons described above.

>	The debt ratio was 1.70 times, which represents the level of commitment of Enel Chile equity as of December 31, 2022, compared to 1.84 times as of December 31, 2021. This better result is mainly explained by an increase in net income and a reduction in financial debt due to the prepayment and amortization of debt granted by EFI.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

>	The financial expenses coverage ratio for the period ended December 31, 2022 was 6.93 times, which represents the ability to cover all financial expenses with the EBITDA. The 143.3% increase in this index when compared to 2021 is mainly due to the EBITDA of our Generation business explained by greater energy sales and the additional revenue from the agreement with Shell.

When excluding the extraordinary effects related to fuel inventory write-offs booked in 2022 and 2021 due to the decarbonization process, the impairment of thermal, hydroelectric and geothermal projects in 2022 and the restructuring expenses booked during 2021 related to the Group’s digitalization strategy, this index would have increased 136% (7.55 times as of December 31, 2022 compared to 3.20 times as of December 31, 2021).

>	The profitability index was 18.4% as of December 31, 2022, compared to 9.1% last year. This 9.3 percentage points improvement is mainly due to higher operating revenues primarily in our Generation business.

When excluding the extraordinary effects indicated above, the profitability index would have increased 8.1 percentage points (20.5% as of December 31, 2022, compared to 12.4% as of December 31, 2021).

>	Return on equity was 34.8% for the period ended December 31, 2022, 32.2 percentage points higher than the figure for 2021. When excluding the extraordinary effects related to the sale of Enel Transmisión Chile, the impairment of fuel inventory and generation projects, and the restructuring expenses related to the digitalization strategy, return on equity would have increased 13.5 percentage points (18.1% as of December 31, 2022, compared to 4.7% as of December 31, 2021).

>	Return on assets was 12.3% for the period ended December 31, 2022, which is 11.1 percentage points greater than the figure for 2021. When excluding the extraordinary effects indicated previously, return on assets would have increased 5.2 percentage points (6.7% as of December 31, 2022, compared to 1.5% as of December 31, 2021).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

3.	MAIN CASH FLOWS

Enel Chile Group generated a Ch$ 571,694 million net cash flow during the period ended December 31, 2022, a Ch$ 602,124 million positive variation when compared to 2021. The main factors that explain this improvement, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Dec-22	Dec-21	Change	% Change

From Operating Activities	744,779	412,893	331,886	80.4%
From Investing Activities	455,571	(736,555)	1,192,126	(161.9%)
From Financing Activities	(628,656)	293,232	(921,888)	N/A

Total Net Cash Flow	571,694	(30,430)	602,124	N/A

Net cash flow from operating activities amounted to a Ch$ 744,779 million for the period ended December 31, 2022. This cash flow mainly comprises the following cash inflows: (i) collections of sales of goods and services for Ch$ 5,509,393 million; and (ii) collections from other operating activities for Ch$ 43,344 million, mainly value added tax refunds. These cash inflows were partially offset by the following cash outflows: (i) supplier payments for Ch$ 4,469,547 million; (ii) employee payments for Ch$ 147,549 million; (iii) income tax payments for Ch$ 59,828 million; (iv) net insurance premium payments for Ch$ 26,040 million; and (v) other operating cash disbursements for Ch$ 108,056 million, mainly value added tax payments and other taxes.

The Ch$ 331,886 million increase in operational cash inflows this year when compared to 2021 is mainly due to (i) a Ch$ 1,823,030 million increase in collections of sale of goods and services that includes the Ch$ 445,515 million cash inflow related to the agreement with Shell, and Ch$ 268,218 million from invoice factoring; and (ii) a Ch$ 52,276 million reduction in income tax payments. These effects were partly offset by greater supplier payments for Ch$ 1,552,415 million.

Net cash flow used in investing activities amounted to a positive Ch$ 455,571 million for the period ended December 31, 2022, mainly due to the following: (i) Ch$ 1,221,329 million received in December 2022 for the sale of Enel Transmisión Chile, net of the cash balance of such company; (ii) the repayment of Enel Transmisión Chile’s debt with Enel Chile for Ch$ 172,370 million; and (iii) the Ch$ 11,358 million payment received in May 2022 for the sale of the 51% shareholding in Enel X Way Chile S.p.A., company created from the spin-off of Enel X Chile S.A. The aforementioned cash flows were partially compensated by cash outflows related to: (i) the purchase of property, plant and equipment for Ch$ 915,693 million; and (ii) Enel X Chile´s purchase of an additional 40% shareholding of Sociedad de Inversiones K Cuatro S.p.A. in February 2022, for Ch$ 29,940 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

The Ch$ 1,192,126 million increase in investment cash inflows when compared to 2021 is primarily explained by the the cash flows from the sale of shareholdings in Enel Transmisión Chile and Enel X Way Chile S.p.A. that amounted to a total Ch$ 1,405,057 million, including the payment of Enel Transmisión Chile’ debt granted by Enel Chile. The aforementioned was partially compensated by cash outflows to purchase property, plant and equipment for Ch$ 167,680 million, mainly in EGP Chile related to the development of new projects.

The net cash flow from financing activities amounted to a negative Ch$ 628,656 million for the period ended December 31, 2022. This cash flow mainly comprises the following cash outflows: (i) payment of debt granted by EFI to Enel Chile for Ch$ 1,187,698 million; (ii) bank loan and bond payments for Ch$ 510,046 million made by Enel Chile and Enel Generación Chile; (iii) interest payments for Ch$ 186,962 million; and (iii) dividend payments for Ch$ 39,609 million. These cash outflows were partially offset by the following cash inflows: (i) loans obtained by Enel Chile from EFI for Ch$ 602,034 million; and (ii) new bank loans obtained primarily by Enel Chile for Ch$ 712,747 million.

The Ch$ 921,888 million negative variation in the Company’s financial cash flow when compared to December 2021 is mainly explained by greater cash payments of debt with EFI for Ch$ 1,187,698 million, partially offset by lower dividend payments for Ch$ 191,459 million.

The following table presents the Disbursements related to additional Property, Plant and Equipment and respective Depreciation for the period ended December 31, 2022, and 2021:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Dec-22	Dec-21	Dec-22	Dec-21

Generation business in Chile	813,369	660,879	183,460	164,579
Distribution & Networks business in Chile	98,982	84,389	53,966	45,613
Other entities (business different to generation and distribution)	3,342	2,745	847	736

Total Consolidated ENEL CHILE Group	915,693	748,013	238,273	210,928

The most relevant cash outflows originate in the Generation business and are related to the construction of new renewable electricity generation projects that amount to Ch$ 813,369 million as of December 31, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 38 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2022	December 31, 2021

Fixed Interest Rate	84%	82%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, LIBOR will be gradually discontinued, with a deadline of June 30, 2023, and the market consensus is that it will be replaced by the SOFR reference rate, corresponding to a risk-free rate. The Enel Chile Group has developed an analysis of the potential impacts of this reform, which includes an identification of the affected contracts, an analysis of the relevant clauses and a work plan in order to adapt and update such documentation to the new market standards. Additionally, and as a way of anticipating this reform, all new financial operations signed by Enel Chile have been governed by the new SOFR reference interest rate.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

However, this does not eliminate some potential risks inherent to the process of adapting to the new reference rate, such as a possible increase or decrease in the interest rate after a change in the reference rate, risk related to the availability of data of the new rate, operational risk derived from the need to adapt our systems to the new reference rate, among others.

As of December 31, 2022, our total exposure to LIBOR debt is US$ 540 million and all of them include provisions for the transition from LIBOR to an alternative reference rate. Additionally, we have hedges through derivative instruments that reference Libor maturing after June 2023 for US$ 50 million and include transition provisions according to market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

During the fourth quarter of 2022, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2022, the Company held swaps for 450 Kbbl of Brent oil to be settled in 2023 corresponding to fuel purchases; regarding gas, there were swaps for two commodities: a) the HH Swap with 2.7 TBtu to be settled in 2023 for sales; and b) the HH Future, with 18.9 TBtu to be settled in 2023 for purchases. Regarding coal, there were 175.6 kTon to be settled in 2023 for purchases. As of December 31, 2021, the Company held swaps for 1,930 kBbl of Brent oil to be settled in 2022 and 9.1 TBtu of Henry Hub gas to be settled in 2022.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the fourth quarter of 2022 due to the mitigation strategies implemented.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

Despite the negative working capital as of December 2022, the Company is able to respond to this situation and mitigate the risk with the policy and actions described herein.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of December 31, 2022, the liquidity of Enel Chile Group was Ch$ 875,214 million in cash and cash equivalents and Ch$ 333,551 million in long-term committed credit lines. As of December 31, 2021, the liquidity of Enel Chile Group was Ch$ 309,975 million in cash and cash equivalents and Ch$ 118,469 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. However, on August 8, 2020, Law 21,249 of Basic Services was published, also with two extensions during 2021, which provided, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of Law No. 21,249 and its extensions, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who had debt from the period indicated above to February 11, 2022, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments (installment 49). The collection system began on August 1, 2022. According to new official letter No.140129 dated September 30, 2022, the customer no longer loses its subsidy completely if it does not keep its account up to date, but will lose the subsidy monthly after 45 days of non-payment since the expiration of the first document in which the subsidy was charged. Therefore, only the pro-rata installment will be charged as the previous balance until the customer regularize its situation.

The Group's portfolio has demonstrated, to date, resilience to face the global pandemic crisis. All this thanks to a strengthening of digital collection channels and a solid diversification of commercial clients that have had a low exposure to COVID impacts.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 602,754 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in August 2037, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in arrears also exceeds the equivalent of US$150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2022

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of December 31, 2022.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of December 31, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: February 28, 2023